Exhibit 99.1
Ctrip Reports First Quarter 2009 Financial Results
Shanghai, China, May 11, 2009 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the quarter ended March 31, 2009.
Highlights for the First Quarter of 2009
•	Net revenues were RMB401 million (US$59 million) for the first quarter of 2009, up 18% year-on-year.

•	Gross margin was 78% for the first quarter of 2009, compared to 80% in the same period in 2008.

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Income from operations was RMB135 million (US$20 million) for the first quarter of 2009, up 23% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB162 million (US$24 million), up 13% year-on-year.

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Operating margin was 34% in the first quarter of 2009, compared to 32% in the first quarter of 2008. Excluding share-based compensation charges (non-GAAP), operating margin was 40%, compared to 42% during the same period in 2008.

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Net income was RMB121 million (US$18 million) in the first quarter of 2009, up 23% year-on-year. Excluding share-based compensation charges (non-GAAP), net income was RMB148 million (US$22 million), up 12% year-on-year.

•	Diluted earnings per ADS were RMB1.79 (US$0.26). Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.18 (US$0.32).

•	Share-based compensation charges were RMB27 million (US$4 million), accounting for 7% of the net revenues, or RMB0.4 (US$0.06) per ADS, for the first quarter of 2009.
“I am pleased that our team delivered solid results in the first quarter despite the difficult economy,” said Min Fan, Chief Executive Officer of Ctrip. “Our strong execution in operations and prudent controls on cost enabled us to achieve healthy growth in profit. While the business environment remains uncertain, we will extend our leadership in the China travel industry through excellent customer service, strategic alliance with our partners, advanced IT technologies and innovative sales and marketing channels.”
First Quarter 2009 Financial Results
For the first quarter of 2009, Ctrip reported total revenues of RMB429 million (US$63 million), representing a 17% increase from the same period in 2008 and a 1% increase from the previous quarter.
Hotel reservation revenues amounted to RMB187 million (US$27 million) for the first quarter of 2009, representing a 9% increase from the same period in 2008 primarily driven by a 17% increase in hotel room reservation volume, which was partially offset by a decrease in commission per room. Hotel reservation revenues represented an 11% decrease from the previous quarter primarily due to decreased hotel booking volume during the Chinese New Year holidays.

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Air-ticketing revenues for the first quarter of 2009 were RMB184 million (US$27 million), representing a 16% increase from the same period in 2008 primarily driven by a 40% increase in air-ticketing sales volume, which was partially offset by a decrease in commission per ticket. Air-ticketing revenue increased 11% from the previous quarter primarily due to increased air-ticketing volume.
Packaged-tour revenues for the first quarter of 2009 were RMB38 million (US$6 million), up 41% from the same period in 2008 and 25% from the previous quarter, primarily due to the increased leisure travel volume in the first quarter of 2009.
For the first quarter of 2009, net revenues were RMB401 million (US$59 million), an 18% increase from the same period in 2008 and a 1% increase from the previous quarter.
Gross margin was 78% in the first quarter of 2009, decreased from 80% in the same period in 2008 and increased from 77% in the previous quarter.
Product development expenses for the first quarter of 2009 increased by 18% to RMB63 million (US$9 million) from the same period in 2008 primarily due to the increased product development personnel resources. Product development expenses remained relatively consistent with the previous quarter. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 14% of the net revenues, increasing from 13% in the same period of last year and remaining consistent with the fourth quarter of 2008.
Sales and marketing expenses for the first quarter of 2009 increased by 7% to RMB71 million (US$10 million) from the same period in 2008 primarily due to the increased sales and marketing activities and personnel resources. Sales and marketing expenses decreased 13% from the previous quarter, primarily due to the decrease in advertisement and other sales and marketing activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 17% of the net revenues, which was a decrease from 18% in the same period last year and 19% in the previous quarter.
General and administrative expenses for the first quarter of 2009 decreased by 3% to RMB41 million (US$6 million) from the same period in 2008 primarily due to the decrease of share-based compensation charges. General and administrative expenses remained relatively consistent with the previous quarter. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 6% of the net revenues, which was a decrease from 7% in the same period last year and was relatively consistent with the previous quarter.
Income from operations for the first quarter of 2009 was RMB135 million (US$20 million), which represented a 23% increase from the same period in 2008 and a 16% increase from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB162 million (US$24 million), representing a 13% increase from the same period in 2008 and a 9% increase from the pervious quarter.
Operating margin was 34% in the first quarter of 2009, compared to 32% in the first quarter of 2008 and 30% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 40% in the first quarter of 2009 compared to 42% in the first quarter of 2008 and 38% in the previous quarter.

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Net income for the first quarter of 2009 was RMB121 million (US$18 million), representing a 23% increase from the same period in 2008, and remaining consistent with the previous quarter. Excluding share-based compensation charges (non-GAAP), net income was RMB148 million (US$22 million), representing a 12% increase from the same period in 2008, and a 4% decrease from the previous quarter.
The effective tax rate for the first quarter of 2009 decreased to 18%, as compared to 28% in the same period of 2008 due to the application of the High and New Technology Enterprise (“HNTE”) preferential treatment to certain of Ctrip’s PRC subsidiaries. The effective tax rate for the first quarter of 2009 increased from 2% in the previous quarter, primarily due to the full year benefit upon initial application of the HNTE in the fourth quarter of 2008.
Diluted earnings per ADS were RMB1.79 (US$0.26) for the first quarter of 2009. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.18 (US$0.32).
As of March 31, 2009, the balance of cash and short-term investment was RMB1.4 billion (US$202 million).
Business Outlook
For the second quarter of 2009, Ctrip expects to continue the year-on-year net revenue growth of approximately 10-15%.
Conference Call
Ctrip’s management team will host a conference call at 9:00PM US Eastern Time on May 11, 2009 (or 9:00AM on May 12, 2009 in the Shanghai/HK time zone) following the announcement.
The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.
The dial-in details for the live conference call: U.S. Toll Free Number +1.888.679.8037, International dial-in number +1.617.213.4849; Passcode 81869608. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=P7QHGK6R4.
A telephone replay of the call will be available after the conclusion of the conference call through May 18, 2009. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888; Passcode 55282373.

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Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe” “estimate,” and “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in China and the worldwide recession, declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on the relationships with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, risks associated with any strategic investments or acquisitions, risks related to health epidemics, such as outbreaks of SARs, avian flu or H1N1 flu (swine flu), that may materially disrupt the travel industry, risks and uncertainties associated with PRC laws and regulations governing internet content providers and affecting Ctrip’s business in China, Ctrip’s failure to prevent others from using its intellectual property, Ctrip’s failure to successfully manage current growth and potential future growth, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of May 11, 2009, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment”, for 2009 and 2008. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods.
The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.
Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

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About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip also sells packaged tours that include transportation and accommodations, as well as guided tours in some instances. Ctrip targets primarily business and leisure travelers in China who do not travel in groups. These travelers form a traditionally under-served yet fast-growing segment of the travel industry in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
For further information:
Jade Wei
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 11543
Email: yuwei@ctrip.com

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Ctrip.com International, Ltd.
Consolidated Balance Sheet Information

	December 31, 2008	March 31, 2009	March 31, 2009
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash	1,069,827,364	1,264,513,770	185,062,531
Restricted cash	6,600,000	6,600,000	965,915
Short-term investment	176,585,908	108,000,000	15,805,880
Accounts receivable, net	274,302,454	332,378,582	48,643,853
Prepayments and other current assets	95,150,506	75,415,222	11,037,074
Deferred tax assets	8,840,772	10,077,240	1,474,811

Total current assets	1,631,307,004	1,796,984,814	262,990,064

Long-term deposits	145,500,002	140,257,263	20,526,755
Land use rights	111,510,231	110,863,178	16,224,909
Property, equipment and software	346,117,083	352,862,570	51,641,700
Investment	237,943,497	284,013,098	41,565,528
Goodwill	63,689,736	63,689,736	9,321,040
Other long-term assets	24,498,763	23,427,869	3,428,686

Total assets	2,560,566,316	2,772,098,528	405,698,682

LIABILITIES
Current liabilities:
Accounts payable	138,657,593	232,615,214	34,043,410
Salary and welfare payable	65,590,151	53,909,799	7,889,739
Taxes payable	54,745,686	76,048,087	11,129,694
Advances from customers	187,576,416	114,749,654	16,793,697
Accrued liability for customer reward program	58,046,062	62,746,010	9,182,925
Other payables and accruals	121,421,617	110,213,125	16,129,773

Total current liabilities	626,037,525	650,281,889	95,169,238

Other long-term payables	812,500	—	—

Total liabilities	626,850,025	650,281,889	95,169,238

SHAREHOLDERS’ EQUITY
Share capital	2,761,259	2,766,286	404,848
Additional paid-in capital	967,687,772	1,020,375,135	149,332,660
Statutory reserves	75,948,298	60,579,898	8,865,913
Accumulated other comprehensive loss	(175,929,389)	(146,636,066)	(21,460,297)
Retained Earnings	1,060,620,258	1,182,012,538	172,988,415
Noncontrolling interests *	2,628,093	2,718,848	397,905

Total shareholders’ equity	1,933,716,291	2,121,816,639	310,529,444

Total liabilities and shareholders’ equity	2,560,566,316	2,772,098,528	405,698,682
* It reflects implementation of SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”

Ctrip.com International, Ltd.
Consolidated Statement of Operations Information

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2008	December 31, 2008	March 31, 2009	March 31, 2009
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	171,191,560	210,656,475	187,312,294	27,413,294
Air-ticketing	158,541,464	165,617,198	184,494,502	27,000,908
Packaged tour	26,793,008	30,249,085	37,717,241	5,519,946
Others	10,136,005	16,222,294	19,077,054	2,791,941

Total revenues	366,662,037	422,745,052	428,601,091	62,726,089

Less: business tax and related surcharges	(26,173,023)	(26,410,272)	(28,023,671)	(4,101,285)

Net revenues	340,489,014	396,334,780	400,577,420	58,624,804

Cost of revenues	(67,996,984)	(92,537,662)	(89,970,448)	(13,167,242)

Gross profit	272,492,030	303,797,118	310,606,972	45,457,562

Operating expenses:
Product development *	(53,529,592)	(64,126,567)	(63,322,718)	(9,267,327)
Sales and marketing *	(65,921,612)	(81,462,069)	(70,724,071)	(10,350,520)
General and administrative *	(42,723,133)	(41,248,253)	(41,321,278)	(6,047,400)

Total operating expenses	(162,174,337)	(186,836,889)	(175,368,067)	(25,665,247)

Income from operations	110,317,693	116,960,229	135,238,905	19,792,315

Interest income	7,458,357	6,355,910	3,363,165	492,201
Other income **	18,823,969	88,652	9,583,089	1,402,492

Income before income tax expense	136,600,019	123,404,791	148,185,159	21,687,008

Income tax expense	(37,750,581)	(1,957,339)	(26,792,879)	(3,921,158)

Net income	98,849,438	121,447,452	121,392,280	17,765,850

Earnings per ordinary share
- Basic	2.98	3.63	3.62	0.53
- Diluted	2.86	3.57	3.57	0.52

Earnings per ADS
- Basic	1.49	1.82	1.81	0.27
- Diluted	1.43	1.78	1.79	0.26

Weighted average ordinary shares outstanding
- Basic	33,221,615	33,448,570	33,489,695	33,489,695
- Diluted	34,521,152	34,032,673	33,957,107	33,957,107

* Share-based compensation charges included are as follows:
Product development	8,102,104	8,588,988	7,242,840	1,059,995
Sales and marketing	5,033,868	4,769,181	4,025,165	589,086
General and administrative	20,319,682	19,134,797	15,706,497	2,298,658
** Noncontrolling interest amounts of deficit RMB90,755, RMB36,850 and deficit RMB28,961 for the three months ended March 31, 2009, December 31, 2008 and March 31, 2008, respectively, are not presented separately in the Consolidated Statement of Earnings due to immateriality, but are reflected within the other income line item.

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Quarter Ended March 31, 2009
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(63,322,718)	16%	7,242,840	2%	(56,079,878)	14%
Sales and marketing	(70,724,071)	18%	4,025,165	1%	(66,698,906)	17%
General and administrative	(41,321,278)	10%	15,706,497	4%	(25,614,781)	6%

Total operating expenses	(175,368,067)	44%	26,974,502	7%	(148,393,565)	37%

Income from operations	135,238,905	34%	26,974,502	7%	162,213,407	40%

Net income	121,392,280	30%	26,974,502	7%	148,366,782	37%

Diluted earnings per ordinary share (RMB)	3.57		0.79		4.37

Diluted earnings per ADS (RMB)	1.79		0.40		2.18

Diluted earnings per ADS (USD)	0.26		0.06		0.32

	Quarter Ended December 31, 2008
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(64,126,567)	16%	8,588,988	2%	(55,537,579)	14%
Sales and marketing	(81,462,069)	21%	4,769,181	1%	(76,692,888)	19%
General and administrative	(41,248,253)	10%	19,134,797	5%	(22,113,456)	6%

Total operating expenses	(186,836,889)	47%	32,492,966	8%	(154,343,923)	39%

Income from operations	116,960,229	30%	32,492,966	8%	149,453,195	38%

Net income	121,447,452	31%	32,492,966	8%	153,940,418	39%

Diluted earnings per ordinary share (RMB)	3.57		0.95		4.52

Diluted earnings per ADS (RMB)	1.78		0.48		2.26

Diluted earnings per ADS (USD)	0.26		0.07		0.33

	Quarter Ended March 31, 2008
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(53,529,592)	16%	8,102,104	2%	(45,427,488)	13%
Sales and marketing	(65,921,612)	19%	5,033,868	1%	(60,887,744)	18%
General and administrative	(42,723,133)	13%	20,319,682	6%	(22,403,451)	7%

Total operating expenses	(162,174,337)	48%	33,455,654	10%	(128,718,683)	38%

Income from operations	110,317,693	32%	33,455,654	10%	143,773,347	42%

Net income	98,849,438	29%	33,455,654	10%	132,305,092	39%

Diluted earnings per ordinary share (RMB)	2.86		0.97		3.83

Diluted earnings per ADS (RMB)	1.43		0.48		1.92

Diluted earnings per ADS (USD)	0.20		0.07		0.27
Notes for all the financial schedules presented:
Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB6.8329 on March 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
Note 2: Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2009 financial information presentation.
Note 3: Effective on July 31, 2007, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing one (1) ordinary shares to two (2) ADS representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.